Exhibit 99.(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Miles Funds, Inc.:

We consent to the use of our report dated May 22, 2014, with respect to the statement of assets and liabilities of the Institutional Money Market Fund of Miles Funds, Inc., including the schedule of portfolio investments, as of March 31, 2014, and the related statement of operations for the year ended March 31, 2014, and the related statements of changes in net assets, and the financial highlights for the years ended March 31, 2014, 2013, and 2012, incorporated herein by reference in the Post-Effective Amendment No. 43 to Registration Statement No. 33-87498 on Form N-1A and to the reference to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

KPMG LLP

Des Moines, Iowa
July 29, 2014